Exhibit 4.79

English Summary

of

Supplemental Agreement to the Engineering Framework Agreement

Between

China Telecommunications Corporation

and

China Telecom Corporation Limited

China Telecommunications Corporation (“Party A”) and China Telecom Corporation Limited (“Party B”) entered into the Supplemental Agreement to the Engineering Framework Agreement on August 20, 2018.

The key terms and conditions of the Supplemental Agreement are as follows:

1.	The Parties agree to renew the Engineering Framework Agreement for a further term of three years to December 31, 2021.

2.

The Parties agree to amend the first paragraph in Article 3.2 of the Engineering Framework Agreement as follows: “The charges payable for the design or supervision of engineering projects with a value of over RMB1,000,000 or engineering construction projects with a value of over RMB4,000,000 shall be the tender award price, which is determined in accordance with the Bidding Law of the PRC and the Regulations on the Implementation of the Bidding Law of the PRC or the final confirmed price in the relevant tender process. Both Parties confirm that, within the term of validity of this Supplemental Agreement, in the circumstances there are amended rules or regulations in respect of tender scope and scale of the engineering construction projects promulgated by PRC laws and regulations, both Parties agree to apply such amended rules and regulations and no amendment to the Supplemental Agreement is required.

3.	The execution, validity, performance, interpretation of this Supplemental Agreement and any relevant dispute resolution shall be governed by the PRC laws.

4.

This Supplemental Agreement shall become effective on January 1, 2019. If there is any conflict between this Supplemental Agreement and the Engineering Framework Agreement, this Supplemental Agreement shall prevail.